Supplement dated November 29, 1999
                    to Prospectus dated August 25, 1999


                       NetLojix Communications, Inc.
               (Formerly known as AvTel Communications, Inc.)


         The following information supplements and amends the Prospectus, dated August 25, 1999, of AvTel Communications, Inc. relating to the issuance of 2,103,939 shares of AvTel's common stock. This Supplement should be read in conjunction with the Prospectus dated August 25, 1999.

Name Change

     On September 15, 1999, AvTel Communications, Inc. changed its name to NetLojix Communications, Inc. NetLojix's common stock continues to be traded on the Nasdaq SmallCap Market, but is now traded under the symbol "NETX."

Sale of Matrix Telecom, Inc.

         On August 31, 1999, NetLojix and its wholly-owned subsidiary, Matrix Telecom, Inc., entered into a stock purchase agreement with Energy TRACS Acquisition Corp. Energy TRACS Acquisition Corp. is a wholly-owned subsidiary of Platinum Equity Holdings, LLC. Pursuant to the stock purchase agreement, NetLojix agreed to sell all of the issued and outstanding capital stock of Matrix to Energy TRACS Acquisition Corp. or its assignee. On September 1, 1999, Energy TRACS Acquisition Corp. assigned its rights under the stock purchase agreement to Matrix Acquisition Holdings Corp.

         The closing of the transaction is subject to certain contingencies, including regulatory consents and the approval of NetLojix shareholders. Shareholders representing over 50% of votes required to approve the transaction have indicated that they will vote in favor of the agreement.

         Directors and principal stockholders who, collectively, hold in excess of 65.1% of NetLojix's issued and outstanding shares of common stock have signed a written consent approving the sale and the stock purchase agreement. Accordingly, no meeting of stockholders will be held to consider the sale.

         In accordance with Rule 14c-2 promulgated under the Securities Exchange Act of 1934, NetLojix will not complete the sale until at least 20 calendar days after the Information Statement with respect to this action has first been sent to stockholders. The Information Statement was first sent to stockholders on or about November 8, 1999.

         The unaudited pro forma financial statements giving effect to the sale of Matrix are set forth on the following pages.

Potential Nasdaq SmallCap Stock Market Delisting

         On November 9, 1999, NetLojix filed notice with The Nasdaq Stock Market Inc. of its intent to appeal a decision made by the Nasdaq staff to delist NetLojix's common stock from The Nasdaq SmallCap Stock Market. A hearing has been set for December 9, 1999 before a Nasdaq Listing Qualifications Panel. The staff had determined that NetLojix no longer met the minimum requirements for continued listing on The Nasdaq

SmallCap Market. Specifically the staff concluded that NetLojix no longer met the minimum requirements for net tangible assets and market capitalization.

         Management intends to make a presentation to the Listing Qualifications Panel regarding the successful completion of its recent reorganization, the pending sale of Matrix Telecom, recent renewed interest by prospective investors in NetLojix's business, the financial performance of its continuing operations, and the possibility of raising additional capital under its equity line agreement. There can be no assurance that NetLojix will retain its Nasdaq SmallCap Market listing in the short term or re-qualify for listing if it is delisted.

         If the panel determines that NetLojix's stock is no longer eligible for trading on The Nasdaq SmallCap Stock Market, NetLojix's stock will commence trading on the Electronic Bulletin Board under the same trading symbol.

               NETLOJIX COMMUNICATIONS, INC. AND SUBSIDIARIES
          UNAUDITED PR0 FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             SEPTEMBER 30, 1999




                                                                                  Pro Forma              Pro Forma
                            Assets                             Historical         Adjustments            Balance Sheets
CURRENT ASSETS
     Cash and cash equivalent                                    $       355,216                                355,216
     Accounts receivable, net                                          1,835,835    (203,900)    (a)          1,631,935
     Due from affiliates                                                 733,789    (313,095)    (a)            420,694
     Federal and state income tax receivable                             246,047                                246,047
     Other current assets                                                467,096      488,872    (a)            955,968
                                                                   -------------   ----------              ------------
         Total current assets                                          3,637,983     (28,123)                 3,609,860
Property and equipment, net                                              888,090                                888,090
Goodwill, net                                                          4,133,267                              4,133,267
Other assets, net                                                      1,014.052                              1,014,052
                                                                   -------------   ------------            ------------
         Total assets                                            $     9,673,392        (28,123)              9,645.269
                                                                   =============   =============           ============
             Liabilities and Stockholder's Equity
CURRENT LIABILITIES
     Accounts payable and other accrued expenses                 $     1,465,220         436,465 (a)          1,901,685
     Accrued network services costs                                    2,005,137     (1,799,396) (a)            205,741
     Sales and excise tax payable                                        198,126                                198,126
     Due to affiliates                                                                                                -
     Liabilities on discontinued operations, net                       4,701,562     (4,701,562) (a)                  -
     Other current liabilities                                        1, 348,720                              1,348,720
                                                                   -------------   -------------           ------------
            Total current liabilities                                  9,718,765     (6,064,493)              3,654,272
Long-term borrowings                                                      98,354                                 98,354
Common stock subject to put option                                       112,577                                112,577
Long-term obligations under capital leases                                     -                                      -
                                                                   -------------   --------------          ------------
            Total liabilities                                          9,929,696      (6,064,493)             3,865,203
                                                                   -------------   --------------          ------------

STOCKHOLDERS' EQUITY
     Preferred stock, authorized 750,000 shares, $0.01 par value               -                                      -
     Series A convertible preferred stock, authorized 250,000 shares,
        $0.01 par value, cumulative as to 8% dividends, 147,700 shares issued and outstanding. (Liquidation preference of $704,032
        at September 30, 1999, including dividends in arrears.)            1,477                                  1,477
     Series B convertible preferred stock, authorized 1,500 shares,
        $0.01 par value, annual dividends of $30 per share, 980 shares issued and outstanding. (Liquidation preference of $980,000 at
        September 30, 1999)                                                   10                                     10
     Common stock, authorized 20,000,000 shares, $0.01 par value, issued 10,867,440 and 10,409,473 shares at September 30, 1999
        and December 31, 1998, respectively.                             107,924                                107,924
     Additional paid in capital                                       21,631,122         256,132 (a)         21,887,254
     Accumulated deficit                                            (21,996,726)       5,780,238 (a)       (16,216,488)
     Treasury stock, $0.01 par value, 11,075 shares at
           September 30, 1999 and none at December 31, 1998.                             (111)                    (111)
                                                                   -------------   -------------           ------------
           Total stockholders' equity                                  (256,304)       6,036,370              5,780,066

Commitments and contingencies
                                                                   -------------   -------------           ------------
        Total liabilities and stockholders' equity                 $   9,673,392        (28,123)              9,645,269
                                                                   =============   =============           ============

------------------
(a) To record a gain on disposition of Matrix.


               NETLOJIX COMMUNICATIONS, INC. AND SUBSIDIARIES
    UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                       Year Ended                                 Nine Months Ended
                                                   December 31, 1998                              September 30, 1999
                                                   -----------------                              ------------------

                                    Historical                                       Historical
                                   As Restated       Adjustments       Proforma      As Restated      Adjustments    Proforma
                                   -----------       -----------       ---------     -----------      -----------    --------

REVENUES                         $  9,887,729                          9,887,729     12,161,481                    12,161,481

COST OF REVENUES                    5,668,958                          5,668,958      6,704,199                     6,704,199
                                 ----------------    ------------    -----------   --------------   ------------  -----------

GROSS MARGIN                        4,218,771                -         4,218,771      5,457,282              -      5,457,282

Operating expenses
   Selling, general and
        administrative              6,701,289                          6,701,28       8,310,933                     8,310,933
   Depreciation and amortization      611,911                            611,911        766,425                       766,425
      Total operating expenses   ----------------   -------------    -----------   --------------  -------------    -----------
                                    7,313,200                -         7,313,200      9,077,358              -      9,077,358
                                 ----------------   -------------    -----------   --------------  -------------   ------------





OPERATING LOSS                      3,094,429)               -       (3,094,429)     (3,620,076)              -     (3,620,076)
Interest expense                      (31,178)                          (31,178)        (97,600)              -        (97,600)
Other income (expense), net             92,337                           92,337           9,621                          9,621
Loss before income taxes and    -----------------  --------------    -----------   --------------  --------------  -------------
   discontinued operations
                                   (3,033,270)               -       (3,033,270)     (3,708,055)              -      (3,708,055)
Income tax benefit                        -                  -                 -             -                -              -
Net loss before discontinued     ----------------  --------------    -----------   --------------   -------------  -------------

                                   (3,033,270)              --       (3,033,270)      (3,708,055)             -      (3,708,055)
Discontinued operations
   Loss on operations              (2,769,048)       2,769,048(a)           -         (3,009,460)        3,009,460(a)         -
                                 ---------------    -------------    -----------   ---------------   ---------------- ------------
NET LOSS                         $   (5,802,318)     2,769,048       (3,033,270)      (6,717,515)        3,009,460    (3,708,055)
                                 ================   =============    ===========   ===============   ================ ===========

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations:

The Unaudited Condensed Consolidated statements of operations have been restated to give effect to the decision by the Company to exit the residential long distance line of business. Consequently, all operations of the Company's residential long distance businesses are reflected as discontinued operations.

The Company expects to recognize a gain of approximately $5.8 million upon closing of the sale which is not included in the pro forma statements of operations.

(a) To reverse equity in net loss of discontinued operations associated with Matrix.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in connection with the unaudited condensed consolidated financial statements for the three month and nine month periods ended September 30, 1999 and 1998 of the Registrant and related notes included elsewhere in this supplement and the consolidated financial statements and related management discussion and analysis included in the attached prospectus.

Overview

         NetLojix is a provider of Enterprise Network Solutions integrating data, voice and Internet services. NetLojix sells and markets advanced network services and information technology support services through internal direct sales professionals and independent value added resellers to business customers.

         On August 31, 1999, NetLojix entered into a stock purchase agreement to sell all of the stock of Matrix Telecom, Inc. ("Matrix), a wholly-owned subsidiary of NetLojix to Matrix Acquisition Holdings Corp. ("Buyer"), a wholly-owned subsidiary of Platinum Equity Holdings, LLC. The closing of the transaction is subject to certain regulatory and other approvals.

         Matrix Telecom, Inc. is engaged in the residential long distance telephone business and represents all of NetLojix's business in this segment. Consequently, the operations of Matrix Telecom, Inc. have been reflected as a discontinued operation in NetLojix's condensed consolidated financial statements as of September 30, 1999 and December 31, 1998 and for the three month and nine month periods ended September 30, 1999 and 1998.

         Concurrent with the execution of the Stock Purchase Agreement, NetLojix, Matrix, and Buyer signed a Management Services Agreement relating to the operations of Matrix. Under the Management Services Agreement, NetLojix has appointed the Buyer as the sole and exclusive provider of all services necessary or appropriate for the supervision and management of the operations of Matrix.

         As compensation for rendering services under the Management Services Agreement, the Buyer has the right to retain all net profits of Matrix during the term of the agreement. Matrix (and not NetLojix) bears all costs and expenses related to such services. The term of the agreement will continue until the earlier of the closing of the Sale or the termination of the Stock Purchase Agreement

         On September 25, 1998, NetLojix acquired all of the issued and outstanding capital stock of Digital Media International, Inc. ("DMI"), a privately-held corporation based in Santa Barbara, California, which develops software for interactive, entertainment and other applications.

         On November 19, 1998, NetLojix acquired all of the issued and outstanding capital stock of Remote Lojix/PCSI, Inc. ("RLI"), a privately-held corporation based in New York, which is a provider of system integration and local area network ("LAN") services to corporate customers.

Results of Operations

Three Months Ended September 30, 1999 Compared With Three Months Ended September 30, 1998

Revenues
--------

         Revenues from continuing operations for the three months ended September 30, 1999 were $4.3 million, an increase of 96.3% or $2.1 million from $2.2 million for the three months ended September 30, 1998.

         Communications services revenues, increased $0.6 million to $2.5 million for the three months ended September 30, 1999 from $1.9 million for the three months ended September 30, 1998. Within the communications services segment, voice and data services accounted for $0.5 million of the increase with the balance of the increase attributable to internet services. Data and voice services increased 41.7% from the comparable quarter in 1998 as NetLojix significantly expanded its sales force during 1999. Billable revenue minutes increased from 11.6 million to 20.7 million.

         IT Support Services revenues were $1.3 million for the three months ended September 30, 1999. NetLojix acquired the IT Support business in its acquisition of Remote Lojix/PCSI in November, 1998, therefore there were no IT support revenues for the three and nine month periods ended September 30, 1998. IT support services include systems integration, service contract, retainer contracts and help desk outsourcing. NetLojix has recently integrated the IT Support services it acquired and is now providing these services as part of a total enterprise wide solution in each of its operating regions nationally.

         eBusiness revenues increased to $0.6 million for the three months ended September 30, 1999 from $0.3 million for the comparable quarter in 1998. eBusiness includes applications development and data warehousing and management services. During the three months ended September 30, 1998 NetLojix recorded a $0.1 million management fee relating to the acquisition of DMI. Excluding the one time management fee, revenues for the eBusiness segment grew by $0.4 million or 271.8%. The increase is primarily attributable to applications services that were acquired in the DMI acquisition.

Gross Margin
------------

         Gross margin on continuing operations as a percentage of revenues increased to 47.7% for the three months ended September 30, 1999 from 46.5% for the three months ended September 30, 1998. Gross margin from continuing operations increased $1.0 million to $2.0 million for the three months ended September 30, 1999 from $1.0 million for the three months ended September 30, 1998.

         Communications Services gross margin as a percent of revenue increased to 51.5% for the three months ended September 30, 1999 from 40.4% for the three months ended September 30, 1998. Within the Communications services segment, data and voice gross margins averaged 35.1% vs. 10.9% in the comparable quarter in 1998. During the three months ended September 30, 1999, NetLojix received a credit from its major vendor of $0.2 million relating to prior periods network service costs. Excluding the effect of the one time credit, NetLojix's gross margins for communications services would have been 42.4% and gross margins for data and voice services would have been 20.6%. Effective February 15, 1999, NetLojix negotiated significantly lower rates with NetLojix's major underlying carrier for dedicated traffic. The improvement in gross margins was partially offset by the re-negotiation of a major customer contract which resulted in lower retail business rates. The lower rates were effective with August traffic and extend through

October 2000. As a result of the re-negotiated contract with the major customer and other competitive pressures, NetLojix anticipates that gross margins for data and voice services will be lower in the fourth quarter than the current quarter.

         Gross margins for Internet services continues to be strong averaging 83.3% during the three months ended September 30, 1999 vs. 83.9% for the comparable 1998 quarter.

         IT Support services gross margins averaged 34.6% during the quarter ended September 30, 1999.

         eBusiness gross margins were 61.2% or $0.3 million during 1999 vs. 90.2% or $0.2 million for the comparable quarter in 1998. The decrease in gross margin is due to the $0.1 million management fee relating to the acquisition of DMI recorded in 1998 and the increase in applications development projects within this segment. Gross margins for applications development projects are negotiated on a project by project basis and tend to fluctuate for each project depending on the total dollar amount, deadline commitments and specialized expertise that may be required for a particular project.

Selling, General, and Administrative Costs
------------------------------------------

         Selling, general, and administrative costs from continuing operations increased $1.3 million to $2.9 million for the three months ended September 30, 1999 from $1.6 million for the three months ended September 30, 1998. As a percentage of revenues, selling, general and administrative costs decreased to 66.5% for the three months ended September 30, 1999 from 72.7% for the three months ended September 30, 1998.

         $0.9 million of the increase in selling, general and administrative expenses is attributable to the acquisition of Remote Lojix/PCSI in the fourth quarter of 1998. Approximately $0.1 million of the increase is due to increased fees, primarily due to the class action lawsuit. The remaining increase in cost was associated with expanded sales force and related expenses including general office expense, rent, utilities and travel expenditures.

Depreciation and Amortization
-----------------------------

         Depreciation and amortization increased $106,000 to $249,000 for the three months ended September 30, 1999 from $143,000 for the three months ended September 30, 1998. The increase was primarily due to increased goodwill amortization related to the purchase of RLI during the fourth quarter of 1998.

Discontinued Operations
----------------------

         Loss from discontinued operations was $0.5 million for the three months ended September 30, 1999 vs. $0.3 million for the comparable quarter in 1998. The 1998 period reflects three months of activity. In accordance with APB 30, since September 1, 1999, the measurement date, all losses of Matrix have been deferred and will be recognized upon completion of the sale as a reduction of the gain.

Nine Months Ended September 30, 1999 Compared With Nine Months Ended September 30, 1998

Revenues
--------

         Revenues from continuing operations for the nine months ended September 30, 1999 were $12.2 million, an increase of 88.5% or $5.7 million from $6.5 million for the nine months ended September 30, 1998.

         Communications services revenues increased 18.9% or $1.1 million to $7.0 million for the nine months ended September 30, 1999 from $5.9 million for the nine months ended September 30, 1998. Data and voice revenues contributed $0.9 million of the increase due primarily to NetLojix's expanded sales force. During the fourth quarter of 1999, NetLojix is expected to increase the sales force by as much as 25% as the future focus of NetLojix continues to move toward integrating NetLojix's communications, IT support and eBusiness services. Billable revenue minutes increased from 36.9 million to 53.8 million minutes reflecting NetLojix's increasing customer base.

         Revenues from IT Support services were $3.9 million for the nine month period ended September 30, 1999. NetLojix acquired the IT Support business in its acquisition of Remote Lojix/PCSI in November 1998, therefore there were no IT support revenues for the comparable period in 1998.

         Revenues in the eBusiness segment more than doubled to $1.3 million for the nine month period ended September 30, 1999 from $0.6 million in the comparable period in 1998. The increase is primarily attributable to the DMI acquisition.

Gross Margin
------------

         Gross margin from continuing operations as a percentage of revenues increased to 44.9% for the nine months ended September 30, 1999 from 43.3% for the nine months ended September 30, 1998. Gross margin increased $2.7 million to $5.5 million for the nine months ended September 30, 1999 from $2.8 million for the nine months ended September 30, 1998.

         Communication services gross margin as a percent of revenues increased to 47.4% for the nine months ended September 30, 1999 from 39.4% for the nine months ended September 30, 1998. During the third quarter of 1999, NetLojix received a credit from its major vendor of $0.2 million relating to prior periods network service costs. Excluding the effect of the one time credit, NetLojix's gross margin for data and voice services would have been 44.2%. Effective February 15, 1999, NetLojix negotiated significantly lower rates with NetLojix's major underlying carrier for dedicated traffic. The improvement in gross margins was partially offset by the re-negotiation of a major customer contract which resulted in lower retail business rates. The lower rates were effective with August traffic and extend through October 2000. As a result of the re-negotiated contract with the major customer and other competitive pressures, NetLojix anticipates that gross margins for data and voice services in the future will be lower than the current period.

         IT Support services gross margins averaged 35.2% or $1.4 million during the nine month period ended September 30, 1999.

     eBusiness gross margins were 60.3% or $0.8 million during 1999 vs. 84.5% or $0.5 million for the comparable period in 1998. The decrease in gross margin is due to the increase in applications development projects within this segment. Gross margins for applications development projects are negotiated on a project.

by project basis and tend to fluctuate for each project depending on the total dollar amount, deadline commitments and specialized expertise that may be required for a particular project.

Selling, General, and Administrative Costs
------------------------------------------

         Selling, general, and administrative costs from continuing operations increased $3.7 million to $8.3 million for the nine months ended September 30, 1999 from $4.6 million for the nine months ended September 30, 1998. As a percentage of revenues, selling, general and administrative costs decreased to 68.3% for the nine months ended September 30, 1999 from 70.5% for the nine months ended September 30, 1998.

         Approximately $2.9 million or 77.9% of the overall increase in selling, general and administrative expenses is attributable to the acquisition of Remote Lojix/PCSI in the fourth quarter of 1998. Approximately $0.3 million of the increase is due to increased legal fees, primarily due to the class action lawsuit. The remaining increase in cost was associated with expanded sales force and related expenses including general office expense, rent, utilities and travel expenditures.

Depreciation and Amortization
-----------------------------

         Depreciation and amortization increased $332,000 to $766,000 for the nine months ended September 30, 1999 from $434,000 for the nine months ended September 30, 1998. The increase was primarily due to increased goodwill amortization related to the purchase of RLI during the fourth quarter of 1998.

Discontinued operations
-----------------------

         Loss from discontinued operations increased 57.2% or $1.1 million to $3.0 million for the nine month period ended September 30, 1999 from $1.9 million in the comparable period in 1998. The residential long distance business continued to decline as competition forced long distance rates down. Marketing programs, including direct mail and telemarketing campaigns were stopped as they were determined not to be cost effective. Customer accounts continued to decline as residential long distance customers frequently change from long distance carrier to long distance carrier. In accordance with APB 30, since September 1, 1999, the measurement date, all losses of Matrix have been deferred and will be recognized upon completion of the sale as a reduction of the gain.

Liquidity and Capital Resources

         For the three months and nine months ended September 30, 1999, NetLojix reported net losses of $1,530,784 and $6,717,515 respectively. Discontinued operations for the three months and nine months ended September 30, 1999 resulted in net losses of $465,288 and $3,009,460 respectively, while net losses from continuing operations for the same periods were $1,065,496 and 3,708,055. In addition, as of September 30, 1999, NetLojix had a working capital deficit of $6,080,782, including $4,701,562 of net liabilities for discontinued operations. For the nine months ended September 30, 1999, cash used in continuing operations totaled $2,056,538 and cash provided by discontinued operations totaled $691,942.

         On August 31,1999, NetLojix entered into the stock purchase agreement pursuant to which NetLojix will sell 100% of the stock of Matrix to the Buyer. The consideration to NetLojix is to consist of a combination of credits against long distance service, elimination of indebtedness and certain contingent payments. The closing of the transaction is subject to certain regulatory and other approvals.

         As of June 30, 1999, NetLojix was in violation of one provision of the Loan and Security Agreement with Coast Business Credit that stipulates that NetLojix must maintain a net worth equal to or greater than $2 million. Coast Business Credit has waived its right of acceleration of the obligation as it relates to NetLojix not meeting the net worth covenant subject to the closing of the Sale, but otherwise retains its right of acceleration if the closing does not occur. The Buyer has indemnified NetLojix from any claims or liabilities arising out of the credit facility with Coast Business Credit in an amount not to exceed $2,750,000 plus any amount drawn on such facility by Matrix after August 31, 1999. As of September 30, 1999, borrowing outstanding under the credit facility for continuing operations amounted to $98,354 with approximately $495,000 available for future borrowings. As of September 30, 1999, borrowings outstanding for discontinued operations amounted to $822,107. Borrowings under the credit facility are secured by substantially all of the assets of NetLojix. The credit facility expires on October 31, 2000. NetLojix is currently negotiation a revision to the credit facility to be effective after closing of the sale of Matrix.

         As of April 23, 1999, NetLojix entered into an equity line agreement which provides for investors to purchase up to $13,500,000 of NetLojix's common stock, subject to NetLojix filing and maintaining an effective registration statement, trading price and volume minimums, and limits on the amount and frequency on sales of common stock under the line (see Note 3). On September 13,1999, NetLojix put 104,521 shares of common stock to Cambois Finance for $250,000 pursuant to the equity line agreement. NetLojix cannot sell stock under the agreement if NetLojix's stock price is below $2.25 per share unless the investor agrees to waive the requirement. NetLojix's stock price closed at $1-27/32 on November 9, 1999. However, NetLojix is in discussions with Cambois Finance to continue to allow NetLojix to utilize the equity line agreement. If NetLojix is able to continue to utilize the Private Equity Line of Credit, NetLojix expects that it will continue to put stock to Cambois Finance from time to time to meet working capital needs.

         NetLojix believes with the completion the sale of its residential long distance business, NetLojix will need to renegotiate its credit facility and raise additional capital in order to meet its working capital requirements. If NetLojix does not complete the sale of its residential long distance business or if it is unable to obtain other financing in a timely manner and on acceptable terms, it may be in default under its agreement with Coast Business Credit. In that event, management has developed and intends to implement a plan that would allow NetLojix to continue to operate through 2000. This plan would include reducing NetLojix's workforce, eliminating marketing expenditures, reducing professional services, reducing or eliminating other discretionary expenditures.

         The primary sources of operating cash flow for NetLojix are revenues derived from the sale of communication services and information technology services to businesses, its secured credit facility and the equity line of credit agreement. The primary uses of cash are payments to underlying network vendors for provisioning telecommunications facilities. Net cash used in continuing operating activities is $2.1 million for the nine months ended September 30, 1999, compared to $2.3 million for the comparable period in 1998.

         Net cash used in investing activities was $0.7 million for the nine months ended September 30, 1999, and net cash provided by investing activities was $1.0 million for the nine months ended September 30, 1998. NetLojix loaned $2.0 million to an affiliated company during 1997. Of such amount, $1.7 million was repaid during the first nine months of 1998.

         Net cash provided by financing activities was $3.4 million for the nine months ended September 30, 1999 and net cash provided by financing activities was $0.4 million for the nine months ended September 30, 1998. On October 2, 1998, NetLojix entered into a secured credit facility with Coast Business Credit. This credit facility consists of a line of credit of up to $7.5 million. Under the line of credit, NetLojix may borrow up to 75% of eligible receivables (as defined). In addition, the line of credit may be utilized in connection with certain acquisitions and equipment purchases as well as to provide a facility for issuing letters of credit. Borrowings under the line of credit bear interest, payable monthly, based upon the prime rate of Bank of America NT & SA plus 2% (10.25% at September 30, 1999). As of September 30, 1999, borrowing outstanding under the credit facility for continuing operations amounted to $98,354 with approximately $495,000 available for future borrowings. As of September 30, 1999, borrowings outstanding for discontinued operations amounted to $822,107. Borrowings under the credit facility are secured by substantially all of the assets of NetLojix. The credit facility expires on October 31, 2000. NetLojix is currently negotiating a revision to the credit facility to be effective after closing of the sale of Matrix.

Year 2000

         NetLojix recognizes the importance of Year 2000 Date ("Y2K") Compliance to our customers, as well as our global community, and it is a top corporate priority. In order to assist our customers in their preparations related to Y2K Compliance for January 1, 2000 and beyond, the following is an overview of NetLojix's Y2K efforts and our progress to date.

         Y2K Compliance is the inability of computer systems and certain other equipment to properly recognize and process data that uses two digits rather than four to designate particular years. In 1998, NetLojix initiated a Y2K Project Plan ("the Plan") and Internal Project Team ("the Team") to assess whether our network systems that process date sensitive information will perform satisfactorily leading up to and beyond January 1, 2000. The goal of the Plan and the Team is to correct, prior to January 1, 2000, any Year 2000-related problem with our critical systems, the failure of which could have a material or adverse effect on NetLojix's operations and/or our ability to provide service to our existing and potential customers. NetLojix's senior management team has also given the Team its full support and backing. NetLojix's primary internal Y2K exposure is in the rating and billing systems employed by Matrix Telecom, Inc. On August 31, 1999 NetLojix entered into a Stock Sale agreement, to dispose of NetLojix's wholly-owned subsidiary, Matrix Telecom, Inc. The buyer has agreed to assume management of all assets and liabilities of Matrix, including the rating and billing system.

         In September 1999 NetLojix entered into an agreement with a third party vendor to provide rating and billing services for NetLojix customers. The vendor has provided assurances that its rating and billing systems are Y2K compliant

         With respect to the remaining computer systems and external exposure, NetLojix developed a plan to identify and remediate Y2K exposure. The Plan includes steps to (1) identify each critical systems element that requires data code remediation, (2) establish a plan to remediate such systems, (3) implement all required remediations, (4) test the remediated systems, and (5) develop a contingency plans.

         The Y2K challenge is not only a technical issue of computer hardware and software correctly storing and manipulating dates but also a business issue affecting external customers and suppliers. NetLojix receives critical services from providers of utilities and other services. NetLojix is also critically reliant upon the systems of other telecommunications providers on which NetLojix depends to deliver services and invoices to its customers. NetLojix cannot control nor be responsible for compliance by our vendors and suppliers; however, we are encouraging their efforts to become compliant and are working to receive the appropriate warranties and assurances that those third parties are, or will be, compliant.

         The identification and planning phases of the Plan are materially complete as they relate to Company-owned systems and to third-party vendors and other telecommunications carriers.

         With respect to Company-owned systems, the process of remediation of Y2K issues, identified in the identification and planning phases, are completed.

         Based on work completed under the Plan to date, NetLojix has contacted all third party vendors and other telecommunications carriers. Thus far, the majority of those suppliers who have responded have indicated that their systems and service delivery mechanisms are Y2K compliant or will be made so through currently available modifications before the end of the year. NetLojix plans to continue monitoring all of our third-party remediation efforts and to develop an ongoing contingency plan for the delivery of such services as necessary.

         Contingency planning to maintain and restore service in the event of natural disasters, power failures and systems-related problems is a routine part of NetLojix's operations. NetLojix believes that such contingency plans will assist NetLojix in responding to the failure by outside service providers to successfully address Y2K issues. In addition, NetLojix is currently identifying and considering various Y2K-specific contingency plans, including identification of alternate vendors and service providers and manual alternatives to system operations. These Y2K specific contingency plans are expected to be materially complete in the fourth quarter of 1999.

         Because the impact of Y2K issues on NetLojix and its customers is materially dependent on the mitigation efforts of parties outside NetLojix's control, NetLojix cannot access with certainty the magnitude of any such potential adverse impact. However, based upon risk assessment work conducted thus far, NetLojix believes that it will be able to continue to provide service to our customers at current service levels on January 1, 2000 and beyond.

Quantitative and Qualitative Disclosures about Market Risk

         NetLojix is not exposed to material future earnings or cash flow fluctuations, from changes in interest rates on its long-term debt at September 30, 1999. A hypothetical increase of 100 basis points in interest rate (ten percent of NetLojix's overall borrowing rate) would not result in a material fluctuation in future earnings or cash flow. NetLojix had not entered into any derivative financial instruments to manage interest rate risk or for speculative purposes and is currently not evaluating the future use of such financial instruments.

               NETLOJIX COMMUNICATIONS, INC. AND SUBSIDIARIES
                   (Formerly AvTel Communications, Inc.)
                   CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                                        September 30,              December 31,
                                                                                            1999                      1999
                                                                                         (Unaudited
                                                                                        ------------               ------------
CURRENT ASSETS
      Cash and cash equivalents                                                      $      335,216          $        222,059
      Accounts receivable, net                                                            1,835,835                 1,295,459
      Due from affiliates                                                                   733,789                   773,667
      Federal and state income tax receivable                                               246,047                 1,325,000
      Other current assets                                                                  467,096                   340,078
                                                                                     --------------           ---------------
                  Total current assets                                                    3,637,983                 3,956,263
Property and equipment, net                                                                 888,090                   973,791
Goodwill, net                                                                             4,133,267                 4,463,747
Other assets, net                                                                         1,014,042                 1,260,341
                                                                                     --------------           ---------------
                  Total assets                                                       $    9,673,392           $    10,654,142
                                                                                     ==============           ===============

                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable and other accrued expenses                                    $    1,465,220           $     1,559,034
      Accrued network services costs                                                      2,005,137                 1,261,016
      Sales and excise tax payable                                                          198,126                   473,072
      Net current liabilities of discontinued operations                                  4,701,562                 1,218,288
      Other current liabilities                                                           1,348,720                 1,458,231
                                                                                     --------------           ---------------
                  Total current liabilities                                               9,718,765                 5,969,641
Long-term borrowings                                                                         98,354                        --
Common stock subject to put option                                                          112,577                   168,867
Long-term obligations under capital leases                                                  --                          5,381
                                                                                     --------------           ---------------
                  Total liabilities                                                       9,929,696                 6,143,889
                                                                                     --------------           ---------------

STOCKHOLDERS' EQUITY
  Preferred stock, authorized 750,000 shares, $0.01 par value                                --                        --
     Series A convertible preferred stock, authorized 250,000 shares, $0.01 par value, cumulative as to 8% dividends, 147,700 shares issues and outstanding.  (Liquidation preference $704,032 at September
       30, 1999 including dividends in arrears.)                                              1,477                    1,477
     Series B convertible preferred stock, authorized 1,500 shares, $0.01 par value, annual dividends of $30 per share, 980 shares issued and outstanding.  (Liquidation preference of $980,000 at September
       30. 1999.)                                                                                10                       --
  Common stock, authorized 20,000,000 shares, $0.01 par value, issued
     10,867,440 and 10,409,473 shares at September 30, 1999 and December
     31, 1998, respectively.                                                                107,924                   102,969
  Additional paid in capital                                                             21,631,122                19,630,404
  Accumulated deficit                                                                   (21,996,726)              (15,224,597)
  Treasury stock, $0.01 par value, 11,075 shares at September 30, 1999
     and none at December 31, 1998.                                                            (111)                   --
                                                                                     ---------------            -------------
                  Total stockholders' equity                                               (256,304)                4,510,253

Commitments and contingencies                                                        ----------------
                  Total liabilities and stockholders' equity                         $      9,673,392           $    10,654,142
                                                                                     ================           ===============


See accompanying Notes to Condensed Consolidated Financial Statements.

                                    S-13

               NETLOJIX COMMUNICATIONS, INC. AND SUBSIDIARIES
                   (Formerly AvTel Communications, Inc.)
              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                (Unaudited)



                                                           Three Months                           Nine Months
                                                        Ended September 30,                    Ended September 30,

                                                      1999             1998                1999               1998
                                                      ----             ----                ----               ----
REVENUES                                         $  4,292,072      $ 2,186,542        $12,161,481         $ 6,452,826

COST OF REVENUES                                    2,244,104        1,170,688          6,704,199           3,657,854
                                                 -------------     ------------       ------------        ----------
GROSS MARGIN                                        2,047,968        1,015,854          5,457,282           2,794,972

Operating expenses
  Selling, general and administrative               2,854,211        1,589,279          8,310,933           4,551,433
  Depreciation and amortization                       249,252          143,256            766,425             433,902
                                                 -------------     ------------       ------------        -----------
       Total operating expenses                     3,103,463        1,732,535          9,077,358           4,985,335
                                                 -------------     ------------       ------------        -----------
OPERATING LOSS                                     (1,055,495)        (716,681)        (3,620,076)         (2,190,363)
Interest expense                                      (11,318)          (5,169)           (97,600)            (19,769)
Other income (expense), net                             1,317               57              9,621               4,481
                                                 -------------     ------------       ------------        -----------
Loss from continuing operations
  before income taxes                              (1,065,496)        (721,793)        (3,708,055)         (2,205,651)
Income taxes                                               --               --                 --                  --
                                                 -------------     ------------       ------------        -----------
Loss from continuing operations                    (1,065,496)        (721,793)        (3,708,055)         (2,205,651)
Loss from operations of discontinued
   residential long distance business (net
   of income taxes)                                  (465,288)        (330,740)        (3,009,460)         (1,914,867)
                                                 -------------     ------------      -------------        -----------
NET LOSS                                          $(1,530,784)     $(1,052,533)       $(6,717,515)        $(4,120,518)
                                                 -------------     ------------      -------------        -----------
Loss from continuing operations
  per share--basic and diluted                        $(0.11)          $(0.08)            $(0.38)            $(0.24)
Loss from discontinued operations
  per share--basic and diluted                        $(0.04)          $(0.03)            $(0.28)            $(0.20)
                                                      -------          -------            -------            -------
Net loss per share--basic and diluted                 $(0.15)          $(0.11)            $(0.66)            $(0.44)
                                                      =======          =======            =======            =========
Weighted average number of
  common shares--basic and diluted                10,738,993        9,526,410         10,588,843           9,518,132
                                                  ===========      ===========        ===========         ============


See accompanying Notes to Condensed Consolidated Financial Statements.

               NETLOJIX COMMUNICATIONS, INC. AND SUBSIDIARIES
                   (Formerly AvTel Communications, Inc.)
              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (Unaudited)


                                                                                                Nine Months
                                                                                            Ended September 30
                                                                                           1999           1998
                                                                                           -----           ----

CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss from continuing operations                                          $ (3,708,055)             $ (2,205,651)
   Adjustments to reconcile net loss from continuing
      operations to cash provided (used) by continuing
      operating activities:
        Depreciation and amortization                                                766,425                   433,902
        Loss on disposition of assets                                                 14,562                        --
        Provision for bad debts                                                      194,371                    46,208
        Stock compensation earned                                                    111,657                   399,649
        Changes in certain operating assets and liabilities:
           Accounts receivable                                                      (734,747)                  (37,163)
           Due from affiliates                                                        39,878                  (148,044)
           Federal and state income tax receivable                                 1,078,953                  (970,648)
           Other current assets                                                     (127,018)                  390,063
           Accounts payable and accrued liabilities                                  307,436                  (247,376)
           Due to affiliate                                                               --                     1,138
                                                                                  -----------                -----------

        Cash used by continuing operating activities                              (2,056,538)                (2,337,922)
        Cash provided (used) by discontinued operating
           activities                                                                691,942                   (527,666)
                                                                                 ------------               ------------

        Cash used by operating activities                                         (1,364,596)                (2,865,588)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property and equipment                                              (201,157)                 (235,910)
   Additions to property and equipment - discontinued
      operations                                                                    (461,057)                  (53,504)
   Loan to company to be acquired                                                         --                  (500,000)
   Payments received on loans to affiliates - discontinued
      operations                                                                          --                 1,726,601
   Cash received in acquisition                                                           --                    25,917
   Proceeds from sale of property and equipment                                        1,050                         --
   Proceeds from sale of property and equipment -
      discontinued operations                                                          6,600                       450
                                                                                 ------------                ------------
        Cash provided (used) by investing activities                                (654,564)                  963,554
                                                                                 ------------                ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Principal payments on capital leases                                              (46,967)                  (43,926)


                                                       S-15





   Principal payments on capital leases - discontinued
      operations                                                                     (20,886)                       --
   Issuance of common stock for exercise of options                                  327,164                    93,876
   Issuance of common stock on equity line of credit                                  92,499                        --
   Issuance of Series B preferred stock                                            1,407,325                        --
   Preferred stock dividend payments                                                 (54,614)                       --
   Borrowing on line of credit                                                       752,430                        --
   Amounts paid on line of credit                                                   (654,076)                       --
   Borrowing on short term note - discontinued operations                          2,000,000                        --
   Borrowing on line of credit - discontinued operations                          22,689,149                        --
   Amounts paid on line of credit - discontinued operations                      (22,979,932)                       --
   Purchase from third party of note receivable for stock
      purchase                                                                             --                  (435,000)
   Purchase of common stock for treasury                                             (77,400)                        --

      Cash provided (used) by financing activities                                 3,434,692                  (385,050)
                                                                                 -------------              -----------

      Net decrease in cash and cash equivalents                                    1,415,532                 (2,287,084)

Cash and cash equivalents at beginning of period for
   continuing and discontinued operations                                            911,179                  4,807,441
                                                                                 --------------             -----------

Cash and cash equivalents at end of period for continuing
   and discontinued operations (see note 5)                                      $  2,326,711               $ 2,520,357
                                                                                 ==============             ===========

Cash paid (received) during the period:
   Interest - continuing operations                                                   61,211                   19,595
                                                                                 ==============            ===========
   Interest - discontinued operations                                            $    312,855              $    15,946
                                                                                 ==============            ===========
   Income taxes - continuing operations                                          $      6,344              $     8,562
                                                                                 ==============            ===========
   Income taxes - discontinued operations                                        $  (1,069,438)               (512,242)
                                                                                 ==============            ===========

See accompanying Notes to Condensed Financial Statements


               NETLOJIX COMMUNICATIONS, INC. AND SUBSIDIARIES
                    (Formerly AvTel Communications, Inc)
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                (Unaudited)

                        September 30, 1999 and 1998


(1)   BASIS OF PRESENTATION

   The unaudited condensed consolidated financial statements of NetLojix Communications, Inc. and Subsidiaries, formerly AvTel Communications, Inc. (the "Company") as of September 30, 1999 and for the three month and nine month periods ended September 30, 1999 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial reporting. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Forms 10-K and 10-K/A for the year ended December 31, 1998. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the interim financial information have been included. The results of operations for any interim period are not necessarily indicative of the results of operations for the entire year.

   On August 31, 1999 the Company entered into a definitive agreement to sell the Company's wholly owned subsidiary, Matrix Telecom, Inc. Matrix Telecom represented all of the Company's residential long distance business. As a result of the Company's decision to exit the residential long distance business, the Company's condensed consolidated financial statements as of September 30, 1999 and December 31, 1998 and for the three month and nine month periods ended September 30, 1999 and 1998 reflect the Company's residential long distance business as a discontinued operation. (See note 5)

   The Company's condensed consolidated financial statements for the three month and nine month periods ended September 30, 1998 have been restated to give effect to the recognition of an income tax benefit from discontinued operations of $156,006 and $873,458, respectively. As a result of this restatement, net loss for the three month and nine month periods ended September 30, 1998 have been decreased by $156,006 ($0.02 per common share-basic and diluted), and $873,458 ($0.09 per common share-basic and diluted), respectively from amounts previously reported.

   On September 15, 1999, the Company changed its name to NetLojix Communications, Inc. from AvTel Communications, Inc. This name change was effected by the short-form merger of a wholly-owned subsidiary with and into the Company.

(2)   EARNINGS PER COMMON SHARE

   Earnings per common share for the three and nine month periods ended September 30, 1999 are as follows:



                                                        Three Months                                Nine Months
                                                     Ended September 30,                        Ended September 30,
                                                    1999            1998                  1999                  1998
Loss on continuing                               ----------       ---------            ------------           -----------
   operations per share -

Numerator:
   Net loss.........................        $ (1,065,496)           $ (721,793)        $ (3,708,055)          $ (2,205,651)
   Preferred dividends..............              46,028                11,816              292,041                 35,448
                                            ------------           ------------        -------------          --------------
Loss applicable to
   common shareholders..............        $ (1,111,524)           $ (733,609)        $ (4,000,096)          $ (2,241,099)
                                            =============          ============        =============          ==============

Denominator:
 Weighted average number
    of common shares used in
    basic and diluted loss per
    common share....................         10,738,993              9,526,410           10,588,843              9,518,132
                                            =============            ==========           ==========             ==========

Basic and diluted loss
   per common share.................           $(0.11)                $(0.08)              $(0.38)                $(0.24)
                                               =======                =========            =======                =======


                                                       Three Months                                Nine Months
                                                    Ended September 30,                         Ended September 30,

                                                  1999                 1998                  1999            1998
Loss from discontinued                         --------              -------              -----------      ----------
   operations per share -

Numerator:
   Net loss.........................           $ (465,288)         $ (330,740)          $ (3,009,460)          $ (1,914,867)
                                               ===========         ===========          =============          =============

Denominator:
 Weighted average number
    of common shares used in
    basic and diluted loss per
    common share....................           10,738,993           9,526,410             10,588,843              9,518,132
                                               ==========           =========             ==========              =========

Basic and diluted loss
   per common share.................              $(0.04)             $(0.03)                $(0.28)                $(0.20)
                                                  =======             ======              ==========                =======



                                    S-18






                                                     Three Months                             Nine Months
                                                  Ended September 30,                     Ended September 30,
                                              1999                1998                 1999               1998
Net loss per share -                       --------             -------

Numerator:
   Net loss...........................       $ (1,530,784)         $ (1,052,533)       $ (6,717,515)      $ (4,120,518)
   Preferred dividends................             46,028                11,816             292,041             35,448
                                           ---------------         -------------      --------------      --------------
Loss applicable to
   common shareholders................       $ (1,576,812)         $ (1,064,349)       $ (7,009,556)      $ (4,155,966)
                                             =============         =============       =============      =============

Denominator:
 Weighted average number
    of common shares used in
    basic and diluted loss per
    common share......................         10,738,993             9,526,410          10,588,843          9,518,132
                                               ==========             =========          ==========          =========

Basic and diluted loss
   per common share...................            $(0.15)               $(0.11)             $(0.66)            $(0.44)
                                                  =======               =======             =======            =======

As of September 30, 1999, there are 2,264,002 potential common shares excluded from the diluted per common share calculation because the effect is determined to be antidilutive.

(3) STOCKHOLDERS' EQUITY

   COMMON STOCK SUBJECT TO PUT OPTION

   In 1996, approximately 482,000 shares of common stock were issued to officers of Matrix Telecom, Inc. at $1.50 per share. Such shares can be put or called at a price of $1.50 per share plus the earnings per share or minus the losses per share of the Company from the period July 1, 1996 to the end of the month prior to the date of notification of termination of employment by the employee or the Company. There were 75,051 and 112,578 shares outstanding subject to put options as of September 30, 1999 and December 31, 1998, respectively.

   ISSUANCE AND CONVERSION OF PREFERRED STOCK

   On April 13, 1999, the Company sold 1,500 shares of its newly-designated Series B Convertible Preferred Stock (the "Series B Stock") to AMRO International, S.A., Austinvest Anstalt Balzers and Esquire Trade & Finance Inc., (the "Series B Investors") for $1,500,000. The Series B Stock has a liquidation preference of $1,000 per share. The Series B Stock is entitled to an annual dividend of $30 per share, payable in cash or Common Stock, at the Company's option. The annual dividend will increase to $60 per share if the Company ever ceases to be listed on The NASDAQ Stock Market or any national securities exchange. The Series B Stock is convertible into Common Stock at the option of the Series B Investors at any time. The number of shares of Common Stock to be received by a Series B Investor upon conversion will equal the liquidation preference of the amount converted, divided by the conversion price. The conversion price will be the lesser of
(1) $6.875, or (2) 89% of the lowest closing bid price for the Common Stock on The NASDAQ SmallCap

Market during the five day trading period prior to the date of conversion. There is no minimum conversion price for the Series B Stock.

   On July 12, 1999, Series B Investors converted 520 shares of Series B Stock into 155,804 shares of NetLojix common stock at a conversion price of $3.3375 per share and on October 21, 1999 an additional 60 shares of Series B stock were converted (see note 8). Unless the Company shall have obtained the approval of its voting stockholders in accordance with the rules of The NASDAQ Stock Market, the Company will not issue shares of Common Stock upon conversion of any shares of Series B Stock if such issuance of Common Stock, when added to the number of shares of Common Stock previously issued by the Company upon conversion of or as dividends on shares of the Series B Stock, would exceed 19.9% of the number of shares of Common Stock which were issued and outstanding on the original issuance date of the Series B Stock. The Company will pay converting Series B Investors in cash for any excess over such amount.

   The Company also issued the Series B Investors warrants to purchase up to 20,000 shares of Common Stock at a price of $8.60 per share. The warrants may be exercised beginning September 30, 1999, and terminate on March 31, 2002.

   The Company and the Series B Investors entered into a Registration Rights Agreement that requires the Company to file, and obtain and maintain the effectiveness of, a Registration Statement with the Securities and Exchange Commission (the "Commission") in order to register for public resale all shares of the Common Stock acquired by the Series B Investors
(a) upon conversion of the Series B Stock, (b) in payment of dividends on the Series B Stock, and (c) upon exercise of the warrants. The Company will be subject to significant monetary penalties if it fails to maintain the effectiveness of such Registration Statement.

     The Company paid Trinity Capital Advisors, Inc. $60,000 as compensation for financial advisory services in connection with the placement of the Series B Stock.

   EQUITY LINE AGREEMENT

   On April 23, 1999, the Company entered into an equity line of credit agreement with Cambois Finance, Inc., through which the Company may sell or "put" NetLojix common stock to Cambois Finance, Inc. subject to the satisfaction of several conditions. The equity line agreement provides for Cambois Finance to purchase up to $13,500,000 of NetLojix common stock, subject to the Company filing and maintaining an effective registration statement, trading price and volume minimums, and limits on the amount and frequency on sales of common stock under the line. The Company filed the registration statement, which was declared effective by the Securities and Exchange Commission on August 25, 1999. On September 13,1999, the Company put 104,521 shares of common stock to Cambois Finance for $250,000 pursuant to the equity line agreement. The Company's stock price subsequently declined below the minimum threshold of $2.25 per share required in the equity line agreement. Under the terms of the agreement, the Company is unable to draw on the equity line. However, the Company is in discussions with Cambois Finance to continue to allow the Company to utilize the equity line agreement. (See note 6)

   The Company has issued 3,000 shares of Common Stock to Trinity Capital Advisors, Inc. as compensation for financial advisory services in connection with the transactions as set forth in the Private Equity Line.

   COMMON STOCK REPURCHASES/RELIGUISHMENTS

   During February 1999, the Company purchased 11,075 shares of its common stock at prices ranging from $5.875 to $7.41 in the open market pursuant to the Company's 1999 GO Plan. The 1999 GO Plan was established to provide the Company's employees with cash bonuses for up to four years to promote longevity of employment.

   On April 6, 1999 a former employee of the Company relinquished 36,262 shares of the Company's common stock to settle an employee receivable. The shares were subsequently canceled and retired. The value of the shares relinquished was equal to the receivable balance.

   PREFERRED STOCK DIVIDENDS

   As a result of issuance of the Series B stock, the Company is required to record the benefit of the conversion feature in a manner similar to a preferred stock dividend equal to the difference between the market price of the Company's common stock at the date the Company committed to issue the Series B stock and the conversion price, times the number of common shares issuable upon conversion. The preferred stock dividends are recorded ratably over the period to the earliest conversion date (90 days from date of issuance). During the three and nine month periods ended September 30, 1999, the Company recorded preferred dividends on Series B stock of $34,212 and $256,593, respectively.

   On January 31, 1999 and July 31, 1999, the Company declared and paid in cash semi-annual dividends of $23,632 to the holders of the Company's Series A convertible preferred stock.

   On September 30, 1999, the Company declared and paid in cash quarterly dividends of $7,350 to the holders of the Company's Series B preferred stock.

   STOCK OPTION GRANTS

   During the nine month period ended September 30, 1999 the Company granted nonstatutory stock options to three board members to purchase a total of 75,000 shares of the Company's common stock at exercise prices ranging from $4.625 to $4.88 (average exercise price of $4.82 per share), which was equivalent to the fair market value at date of grant. The stock options vest at a rate of 50% per year over two years and were granted pursuant to the Company's 1998 Stock Incentive Plan.

   During the nine month period ended September 30,1999, the Company granted incentive stock options to four executive officers to purchase a total of 350,000 shares of the Company's common stock at exercise prices ranging from $4.88 to $5.625 (average exercise price of $4.99 per share) which was equivalent to the fair market value at date of grant. The options vest at a rate of 25% per year over four years and were granted pursuant to the Company's 1998 Stock Incentive Plan.

   The Company also granted incentive stock options to various non-executive managers and employees to purchase a total of 77,000 shares of the Company's common stock at exercise prices ranging from $1.875 to $4.15 (average exercise price of $3.51 per share) which was equivalent to the fair market value at date of grant. The options vest at a rate of 25% per year over four years and were granted pursuant to the Company's 1998 Stock Incentive Plan.

(4)   SALE OF SUBSIDIARY

   The Company has agreed to sell all of the stock of Matrix Telecom, Inc. ("Matrix), a wholly-owned subsidiary of the Company to Matrix Acquisition Holdings Corp. ("Buyer"), a wholly-owned subsidiary of Platinum Equity Holdings, LLC, pursuant to a Stock Purchase Agreement dated August 31, 1999 (the "Sale"). In return, the Company will receive consideration of up to $7,052,529, consisting of (1) up to $614,332 in credits against long distance service usage, (2) the elimination of $4,190,058 in intercompany indebtedness owed to Matrix by the Company, (3) the retention by the Company of federal tax refunds to Matrix in the amount of $1,248,139, and
(4) an incentive payment of up to $1 million based on additions to Matrix's Internet service customer base. In addition, the Buyer will indemnify the Company from certain amounts owing to Coast Business Credit, the secured lender to the Company and Matrix. The closing of the transaction is subject to certain regulatory and other approvals.

   Concurrent with the execution of the Stock Purchase Agreement, the Company, Matrix, and Buyer signed a Management Services Agreement relating to the operations of Matrix. Under the Management Services Agreement, the Company appointed the Buyer as the sole and exclusive provider of all services necessary or appropriate for the supervision and management of the operations of Matrix. As compensation for rendering services under the Management Services Agreement, the Buyer has the right to retain all net profits of Matrix during the term of the agreement. Matrix (and not the Company) bears all costs and expenses related to such services. The term of the agreement will continue until the earlier of the closing of the Sale or the termination of the Stock Purchase Agreement.

   The Buyer has advanced funds to Matrix for working capital and other general corporate purposes. As of September 30, 1999, the Buyer had advanced $2,000,000 to Matrix. Matrix must repay the advance if the Stock Purchase Agreement is terminated without fault by either the buyer or seller.

   On September 30, 1999, Matrix entered into a revised note agreement with Sprint LLC to defer approximately $4,500,000 in network costs. The agreement provides for an initial payment of $1,500,000 with the balance payable in semi-annually payments starting at $200,000 and increasing to $900,000 through September 2001, with a final payment of $1,277,000 due in March 2002. The revised note agreement bears interest at 12% per annum.

   Both the advance from the Buyer and the note agreement are included in net liabilities of discontinued operations.

(5)   DISCONTINUED OPERATIONS

   Matrix Telecom, Inc. is engaged in the residential long distance telephone business and represents all of the Company's business in this segment. Consequently, effective with the execution of a definitive agreement (the measurement date), the operations of Matrix Telecom, Inc. have been reflected as a discontinued operation in the Company's condensed consolidated financial statements as of September 30, 1999 and December 31, 1998 and for the three month and nine month periods ended September 30, 1999 and 1998.

   The Company anticipates that the sale of Matrix will result in a gain for accounting purposes. In accordance with APB No. 30, all losses of a discontinued operation from the time of the measurement date until the disposal date are deferred and recognized as a component of the gain. Since September 1, 1999 all losses of Matrix have been deferred and will be recognized as a reduction of the gain.

Selected financial information for the residential long distance business discontinued operations are as follows:


                                               Three months ended                            Nine months ended
                                                  September 30,                                September 30,
                                              ---------------------                          ------------------
                                            1999              1998                            1999         1998
                                         ----------          -----------                    ---------  ---------

Sales                                   $4,757,955            $8,402,595             $15,539,321             $27,876,016
Expenses                                (5,223,243)           (8,889,341)            (18,548,781)            (30,664,341)
                                        -----------           -----------            ------------            ------------
Loss before income tax
benefit                                   (465,288)             (486,746)             (3,009,460)             (2,788,325)
Tax benefit                                     --               156,006                      --                 873,458
Loss from                               -----------           -----------             ----------             ------------
   discontinued
   operations                            $(465,288)          $  (330,740)            $(3,009,460)            $(1,914,867)
                                         ==========          ============            ============            ============



                                                                                  September 30,            December 31,
                                                                                     1999                     1998
                                                                                 ------------              ------------

Cash                                                                              $ 1,971,495              $   689,120

Accounts receivable                                                                 2,856,780                3,237,264

Other assets                                                                        1,510,010                1,378,828
                                                                                    ---------                ---------

   Total assets                                                                   $ 6,338,285              $ 5,305,212
                                                                                  ===========              ===========

Liabilities                                                                       $11,039,847              $ 6,523,500

Accumulated deficit                                                                (4,701,562)              (1,218,288)
                                                                                   -----------              -----------

   Total liabilities and deficit                                                 $  6,338,285              $ 5,305,212
                                                                                 ============              ===========


(6)   LIQUIDITY

   For the three months and nine months ended September 30, 1999, the Company reported net losses of $1,530,784 and $6,717,515 respectively. Discontinued operations for the three months and nine months ended September 30, 1999 resulted in net losses of $465,288 and $3,009,460 respectively, while net losses from continuing operations for the same periods were $1,065,496 and 3,708,055. In addition, as of September 30, 1999, the Company had a working capital deficit of $6,080,782, including $4,701,562 of net liabilities for discontinued operations. For the nine months ended September 30, 1999, cash used in continuing operations totaled $2,056,538 and cash provided by discontinued operations totaled $691,942. Cash provided by discontinued operations was primarily due to the Company's deferral of payments to vendors.

   On August 31,1999, the Company entered into the Stock Purchase Agreement pursuant to which the Company will sell 100% of the stock of Matrix to the Buyer. The consideration to the Company is to consist of a combination of credits against long distance service, elimination of indebtedness and certain contingent payments. The closing of the transaction is subject to certain regulatory and other approvals.

   As of June 30, 1999, the Company was in violation of one provision of the Loan and Security Agreement with Coast Business Credit that stipulates that the Company must maintain a net worth equal to or greater than $2 million. Coast Business Credit has waived its right of acceleration of the obligation as it relates to the Company not meeting the net worth covenant subject to the closing of the Matrix Sale, but otherwise retains its right of acceleration if the closing does not occur. The Buyer has indemnified the Company from any claims or liabilities arising out of the credit facility with Coast Business Credit in an amount not to exceed $2,750,000 plus any amount drawn on such facility by Matrix after August 31, 1999. As of September 30, 1999, borrowing outstanding under the credit facility for continuing operations amounted to $98,354 with approximately $495,000 available for future borrowings. As of September 30, 1999, borrowings outstanding for discontinued operations amounted to $822,107. Borrowings under the credit facility are secured by substantially all of the assets of the Company. The credit facility expires on October 31, 2000. The Company is currently negotiating a revision to the credit facility to be effective after closing of the sale of Matrix.

   As of April 23, 1999, the Company entered into an equity line agreement which provides for investors to purchase up to $13,500,000 of the Company's common stock, subject to the Company filing and maintaining an effective registration statement, trading price and volume minimums, and limits on the amount and frequency on sales of common stock under the line (see Note
3). On September 13,1999, the Company put 104,521 shares of common stock to Cambois Finance for $250,000 pursuant to the equity line agreement. The Company cannot sell stock under the agreement if the Company's stock price is below $2.25 per share unless the investor agrees to waive the requirement. The Company's stock price closed at $1-27/32 on November 9, 1999. However, the Company is in discussions with Cambois Finance to continue to allow the Company to utilize the equity line agreement. If the Company is able to continue to utilize the equity line agreement, the Company expects that it will continue to put stock to Cambois Finance from time to time to meet working capital needs.

   The Company believes that with the completion the sale of its residential long distance business, the Company will need to renegotiate its credit facility and raise additional capital in order to meet its working capital requirements. If the Company does not complete the sale of its residential long distance business or if it is unable to obtain other financing in a timely manner and on acceptable terms, it may be in default under its agreement with Coast Business Credit. In that event, management has developed and intends to implement a plan that would allow the Company to continue to operate through 2000. This plan would include reducing the Company's workforce, eliminating marketing expenditures, reducing professional services, reducing or eliminating other discretionary expenditures.

(7)   SEGMENT REPORTING

   The Company's primary business segments are Communication Services, IT Support and eBusiness. NetLojix is an Enterprise Network Solutions company targeting small to mid sized corporate customers.

   The Communication Services segment offers a vast set of data, voice, and Internet service options. This segment employs networking and communications professionals that will design, build and maintain a flexible, cost-effective package of data networking and voice communications services to meet our customer's needs.

   IT Support provides a broad array of technical support services and solutions including system integration, desktop and network support, asset management, and help desk solutions aimed at keeping our customers systems operational and their networks running smoothly. The IT Support team is certified by over 40 hardware and software manufacturers.

   The eBusiness segment offers strategic uses of electronic communications and information technologies to accelerate the achievement of our customers' goals. eBusiness develops solutions and applications for most interactive platforms including the Internet, proprietary intranets and extranets, CD-ROMs and kiosks.

   The Company measures its performance based on revenues, gross margin, net income or loss and earnings before interest, taxes, depreciation and amortization ("EBITDA"). EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income or cash flows from operations, as a measure of performance.

   The results for the three months ended September 30, 1999 and 1998 are as follows:


                                       Three months ended September 30, 1999

                                       Communication
                                          Services            IT Support            eBusiness            Total
                                       -------------       ---------------         -----------        ------------

Revenues                                $2,461,694           $1,281,010             $549,368           $4,292,072
Gross margin                             1,268,141              443,697              336,130            2,047,968
Selling, general &
   administrative                        1,565,579              916,014              372,618            2,854,211
Depreciation &
   amortization                            141,290               93,698               14,264              249,252
Interest expense                            (6,806)              (2,965)              (1,547)             (11,318)
Other income (expense)                       1,317                   --                   --                1,317
Discontinued operations                         --                   --                   --             (465,288)
                                        -----------          -----------            ---------         ------------
Net loss                                $ (444,217)          $ (568,980)            $(52,299)         $(1,530,784)
                                        ===========          ===========            =========         ============

EBITDA                                   $(296,121)           $(472,317)            $(36,488)
Total assets                            $4,029,780           $5,418,128             $225,484           $9,673,392


                                                       S-25




                                       Three months ended September 30, 1998


                                       Communication
                                         Services              IT Support           eBusiness              Total
                                       --------------         ------------        ------------          -----------
Revenues                                $1,920,032             $   --               $266,510           $2,186,542
Gross margin                               775,580                 --                240,274            1,015,854
Selling, general &
   administrative                        1,386,694                 --                202,585            1,589,279
Depreciation &
   amortization                            134,489                 --                  8,767              143,256
Interest expense                            (4,305)                --                   (864)              (5,169)
Other income (expense)                          57                 --                   --                     57
Income tax benefit                              --                 --                   --                    --
Discontinued operations                         --                 --                   --               (330,740)
                                        -----------           -----------            ---------         ----------
Net loss                                $ (749,851)                --                $28,058          $(1,052,533)
                                        ===========           ===========            =========         ============

EBITDA                                   $(611,057)              $--                 $37,689
Total assets                            $5,040,531               $--                 $21,292           $5,061,823

      The results for the nine months ended September 30, 1999 and 1998 are as follows:

                                       Nine months ended September 30, 1999


                                Communication
                                  Services                    IT Support            eBusiness              Total
                                -------------               --------------         -----------         -------------
Revenues                        $7,000,247                    $3,875,543            $1,285,691          $12,161,481
Gross margin                     3,319,904                     1,362,363               775,015            5,457,282
Selling, general &
   administrative                4,468,827                     2,926,908               915,198            8,310,933
Depreciation &
   amortization                    414,909                       309,102                42,414              766,425
Interest expense                   (27,958)                      (64,322)               (5,320)             (97,600)
Other income (expense)              (3,759)                       10,000                 3,380                9,621
Income tax benefit                      --                            --                    --                   --
Discontinued operations                 --                            --                    --           (3,009,460)
Net loss                       -------------                 --------------         -------------       ------------
                               $ (1,595,549)                 $ (1,927,969)           $(184,537)         $(6,717,515)
                               =============                 ==============         =============       ============

EBITDA                         $(1,152,682)                   $(1,554,545)           $(136,803)
Total assets                    $4,029,780                     $5,418,128             $225,484              $9,673,392



                                                       S-26



                                       Nine months ended September 30, 1998


                                       Communication
                                         Services             IT Support             eBusiness            Total
                                     ----------------      ---------------         ------------       ------------
Revenues                                $5,887,573       $         --                $565,253           $6,452,826
Gross margin                             2,317,289                 --                 477,683            2,794,972
Selling, general &
   administrative                        3,961,960                 --                589,473            4,551,433
Depreciation &
   amortization                            408,391                 --                 25,511              433,902
Interest expense                           (17,402)                --                 (2,367)             (19,769)
Other income (expense)                       4,336                 --                    145                4,481
Discontinued operations                         --                 --                     --           (1,914,867)
                                    ---------------       ---------------          -----------        -------------
Net loss                              $ (2,066,128)      $         --              $(139,523)         $(4,120,518)
                                    ===============       ===============          ===========        =============
EBITDA                                 $(1,640,335)      $         --              $(111,645)
Total assets                            $5,040,531       $         --           $     21,292           $5,061,823

(8)   SUBSEQUENT EVENTS

   On October 21, 1999, Series B Investors converted 60 shares of Series B
Stock into 35,956 shares of NetLojix common stock at a conversion price of $1.6687 per share.


                                    S-27